MM
KARTON AG

Report for the first three quarters of 2006

- Profit for the period increased by +10 %
- Good capacity utilization due to positive development of demand
- Significant profit rise at MM Packaging
- Further increase of energy and crude oil related cost presses on results of MM Karton
- Gradual implementation of cartonboard price increase
- Path of expansion will be continued

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Mayr-Melnhof Group Key Indicators

(in accordance with IFRS, unaudited)

(consolidated, in millions of EUR)	1st - 3rd Quarter Jan. 1 - Sept. 30, 2006	Jan. 1 - Sept. 30, 2005	+/-
Sales	1,113.7	1,091.2	+ 2.1 %
EBITDA	177.8	176.2	+ 0.9 %
EBITDA margin (%)	16.0 %	16.1 %	
Operating profit	117.3	106.9	+ 9.7 %
Operating margin (%)	10.5 %	9.8 %	
Profit before tax	117.9	110.1	+ 7.1 %
Income tax expense	(37.3)	(36.8)	
Profit for the period	80.6	73.3	+ 10.0 %
Net profit margin (%)	7.2 %	6.7 %	
Basic and diluted earnings per share (in EUR)	7.15	6.48	
Cash earnings	140.5	139.8	+ 0.5 %
Cash earnings margin (%)	12.6 %	12.8 %	
Capital expenditures	73.3	59.5	+ 23.2 %
Depreciation and amortization	61.6	66.1	- 6.8 %

	Balance sheet date Sept. 30, 2006	Dec. 31, 2005
Total equity (in millions of EUR)	814.4	769.7
Total assets (in millions of EUR)	1,450.8	1,346.4
Total equity to total assets (%)	56.1 %	57.2 %
Net debt (in millions of EUR)	(130.2)	(151.9)
Enterprise value (in millions of EUR)	1,401.7	1,313.0
Employees	7,350	7,296

Group Report

Dear Shareholders,

As indicated, your Company could capitalize on the positive market demand also during the third quarter and achieved a profit for the period of EUR 80.6 million for the first three quarters of 2006. This is equivalent to an increase of 10.0 % compared to the previous year's period.

In the third quarter, the economic indicators in our core markets were up like in the second quarter. Against this background, both cartonboard production and converting registered an overall positive order intake and plant utilization. This constitutes an important basis for the second cartonboard price increase in this year which has been pursued since mid-year due to new peak levels in cost particularly for energy and transport.

In both Divisions operating profit for the first three quarters was improved compared to last year. MM Packaging recorded a significant increase in profit resulting from distinct efficiency improvements and market success. At MM Karton, however, the on-going rise of input costs does not yet allow for a sustained margin increase despite progressing price improvement.

Statement of Income

Consolidated sales of the Group amounted to EUR 1,113.7 million which is a rise of 2.1 % or EUR 22.5 million compared to the previous year's figure (Q1-3 2005: EUR 1,091.2 million). Improved volumes and prices in the cartonboard division essentially contributed to this increase.

The rise in operating profit by 9.7 % or EUR 10.4 million to EUR 117.3 million was mainly due to the significant earnings improvement in cartonboard converting. The increase in other operating income from EUR 7.8 million to EUR 12.3 million was particularly attributable to the divestment of the real estate of the Hungarian folding carton plant, which was closed at the end of last year, as well as to compensation from insurance. The Group's operating margin advanced from 9.8 % to 10.5 %.

Financial expenses amounted to EUR 4.8 million (Q1-3 2005: EUR 4.5 million) while financial income came in at EUR 6.5 million (Q1-3 2005: EUR 4.6 million).

Profit before tax increased by 7.1 % from EUR 110.1 million to EUR 117.9 million.

Income tax expense totaled EUR 37.3 million (Q1-3 2005: EUR 36.8 million), which results in an effective Group tax rate of 31.6 % (Q1-3 2005: 33.4 %).

Hence, the profit for the period was up from EUR 73.3 million to EUR 80.6 million and basic earnings per share from EUR 6.48 to EUR 7.15.

Assets, Capital, Resources, Liquidity

As of September 30, 2006, total assets of the Group reached EUR 1,450.8 million, which is an increase by EUR 104.4 million compared to year-end 2005. Equity was up from EUR 769.7 million to EUR 814.4 million, mainly due to the profit for the period less the dividend, resulting in an equity ratio of 56.1 % by the end of the third quarter. Financial liabilities increased by EUR 30.6 million to EUR 216.8 million. This net growth is chiefly attributable to the rise of liabilities at favorable interest rates for financing the investments in the rotogravure area as well as the acquisition of shareholdings. Total

funds available to the Group amounted to EUR 347.0 million as of September 30, 2006 (December 31, 2005: EUR 338.1 million). Thus, the Group continues to have no net-debt.

Non-current assets increased by EUR 44.1 million to EUR 726.9 million. Intangible assets totaled EUR 39.8 million (December 31, 2005: EUR 36.5 million), of which EUR 36.3 million (December 31, 2005: EUR 31.7 million) accounted for goodwill. Current assets rose by EUR 60.3 million to EUR 723.9 million.

Cash Flow Development
At EUR 106.1 million, cash flow from operating activities came in almost at the previous year's level (Q1-3 2005: EUR 105.1 million).

Cash flow from investing activities registered a significant increase from EUR -59.3 million in the previous year's period to EUR -96.5 million. Net payments for investments in tangible and intangible fixed assets rose from EUR -56.8 million to EUR -74.1 million. Investments focused particularly on the construction of the new rotogravure plants in Cherkassy (Ukraine), Izmir (Turkey), and Trier (Germany), as well as the implementation of most modern technologies. Net payments for acquisitions came to EUR -30.8 million (Q1-3 2005: EUR -6.9 million).

Cash flow from financing activities totaled EUR +0.8 million after EUR -48.2 million in the previous year's period. A net inflow of funds related to the rise of financial liabilities at favorable interest rates faced the dividend payment for the 2005 financial year.

Further Information
As of January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co. Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the sole owner of the company.

In May 2006 MM Packaging became the 51 % majority shareholder in the joint venture TEC MMP S.A.R.L., Sfax, Tunisia, which was established together with TEC S.A., a leading Tunisian packaging producer. TEC MMP S.A.R.L. has been included in the Group and Division as of July 1, 2006.

The majority shareholding of MM Packaging in the offset business of Poligrafoformlenie, St. Petersburg, Russia, will be consolidated for the first time as of the beginning of the fourth quarter 2006.

Development in the third quarter
As expected, the third quarter was characterized by continuous healthy demand in both divisions. Due to the significant further rise of all crude oil related cost, MM Karton has started a further price increase since mid-year. As the implementation can only be effected on a step by step basis, full compensation of the recent cost hikes, such as for transport, could not yet be realized in the third quarter. Thus, the operating margin in cartonboard manufacturing came in below the level in the previous quarter. In order to support our price increase efforts temporary downtime at the Bulgarian cartonboard mill Nikopol was continued also in the third quarter. In line with the resumption of production after a repair related hold-up at the Dutch Eerbeek mill, capacity utilization of MM Karton climbed from 92 % in the second to 93 % in the third quarter (Q3 2005: 91 %).

Despite elevated expenses in connection with the start-up of production at the three newly built rotogravure plants, MM Packaging managed to maintain a high level of profitability. Increased productivity and sound growth, particularly in Eastern Europe, characterized the current business.

The Group's operating profit amounted to EUR 37.8 million after EUR 39.4 million in the second quarter (Q3 2005: EUR 36.3 million). The profit for the period came in at EUR 26.1 million (Q2 2006: EUR 27.1 million, Q3 2005: EUR 24.0 million).

Outlook

Healthy demand and good plant utilization marked also the beginning of the fourth quarter. At MM Karton highest priority still centers on the implementation of the price increase as the soar of costs, particularly of energy and transport, burdens the margins. Due to seasonality, selective downtime is to be expected for the second half of December. At the Bulgarian Nikopol mill test runs have been undertaken for a new cartonboard application following several months' downtime. The outcome of these will decide on the future orientation of the mill. In all, fourth quarter capacity utilization of MM Karton should reach a similar level as in the previous course of this year.

In cartonboard converting we expect to keep so far achieved earnings levels also in the fourth quarter. Emphasis will remain on gradually passing on the cartonboard price increases.

Important growth momentum for 2007 can be particularly expected from the three newly built rotogravure plants as well as the recent acquisitions in Russia and Tunisia. Due to the short forecast horizon, an estimate for the demand situation at the beginning of the next year is not possible at the current point of time.

We adhere to the target to expand our operations either by acquisitions or newly constructed production sites as well as to maintain an attractive yield based on cost optimizations and highest possible productivity.

Report on the Divisions

Mayr-Melnhof Karton

Consistent with the positive economic environment, European demand for cartonboard demonstrated an overall friendly picture during the first three quarters of this year. Due to prevailing overcapacity on the market, competition intensity has, however, not diminished. As a consequence, price increases, which have become necessary owing to the ongoing surge of costs, in particular of energy and crude oil price related input factors, can only be implemented on a step by step basis.

Against this background, MM Karton decided to temporarily cease production at the Bulgarian mill MM Nikopol during the first three quarters in order to support cartonboard price increases. On the other hand the Division capitalized on the positive market situation in gaining market share and achieving new production records at its high performance mills.

At approximately 84,000 tons, the mills' average order backlog was clearly above the previous year's level (Q1-3 2005: approximately 55.000 tons). According to schedule, a new yankee cylinder was installed at the Dutch Eerbeek mill following an insured damage which occurred last year. Since then, the mill's reintroduction to the market is on the way. As in the previous year, capacities of MM Karton were utilized at 93 % during the first three quarters. At approximately 1,172,000 tons, the volume produced was 2.3 % up as compared to the last year (Q1-3 2005: 1,146,000 tons).

Procurement markets registered an ongoing steep price increase for energy and crude oil price related input factors while recovered paper prices developed fairly stable.

The volume sold increased by 2.2 % to approximately 1,152,000 tons (Q1-3 2005: approximately 1,127,000 tons), of which Europe accounted for 79 % and non-European markets for 21 % (Q1-3 2005: 80 %; 20 %).

Due to higher volume and average prices, sales went up by 5.6 % from EUR 569.3 million to EUR 601.4 million. Operating profit was improved by 2.6 % to EUR 48.1 million. The operating margin therefore amounted to 8.0 % (Q1-3 2005: 8.2 %).

Divisional Indicators MM Karton (in accordance with IFRS, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	2006	2005	+/-
Sales[1]	601.4	569.3	+ 5.6 %
Operating profit	48.1	46.9	+ 2.6 %
Operating margin (%)	8.0 %	8.2 %	
Tonnage produced (in thousands of tons)	1,172	1,146	+ 2.3 %

[1] including interdivisional sales

Mayr-Melnhof Packaging

Along with the improved economic climate, European demand for folding cartons has picked up markedly since the beginning of this year, with Eastern Europe still continuing a dynamic development. Against this backdrop, capacities of our folding carton plants registered a consistently sound utilization rate throughout the first three quarters of this year. Within stiff crowding out competition it has been possible to gain market share. Rationalizations and efficiency improvements characterized current operations with the aim to further foster MM Packaging's competitiveness. In this

connection, investments in state-of-the-art high performance technology have been consequently continued.

Particular attention has been focused on the ramp-up of the three newly constructed rotogravure plants in Turkey, the Ukraine, and Germany. Due to the fast intake of new business, good plant utilization can be already expected for the coming year. Investment projects for further expansion are already in a planning stage.

The ongoing increase of cartonboard prices has constituted a main challenge since the start of the year, as intensive competition allows only for a rather slow passing-on to end-customers.

Based on enhanced productivity and successful cooperation with international customers, both margins and volume could be noticeably increased during the first nine months of this year.

Operating profit was improved by 15.3 % to EUR 69.2 million (Q1-3 2005: EUR 60.0 million). Resulting from a permanent discontinuation of a trading business, sale came in below the previous year's figure (Q1-3 2005: EUR 607.2 million) and reached EUR 599.9 million. Thus, the operating margin moved up from 9.9 % to 11.5 %. The tonnage processed increased by 15,000 tons to 395,000 tons (+3.9 %).

Divisional Indicators MM Packaging (in accordance with IFRS, unaudited)

	1st – 3rd Quarter		
(in millions of EUR)	2006	2005	+/-
Sales[1]	599.9	607.2	- 1.2 %
Operating profit	69.2	60.0	+ 15.3 %
Operating margin (%)	11.5 %	9.9 %	
Tonnage processed (in thousands of tons)	395	380	+ 3.9 %

[1] including interdivisional sales

Set-up of a specialized facility for detergent packaging in St. Petersburg

In line with the strong growth of international detergent producers on the Russian market, MM Packaging will upgrade its MM Packaging St. Petersburg site, which was acquired in 2004, to a state-of-the-art plant for detergent packaging during the coming months.

Consolidated Income Statements

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR, except per share data)	3rd Quarter July 1 – Sept. 30, 2006	3rd Quarter July 1 – Sept. 30, 2005	1st – 3rd Quarter Jan. 1 – Sept. 30, 2006	1st – 3rd Quarter Jan. 1 – Sept. 30, 2005
Sales	382,568.2	375,800.0	1,113,658.0	1,091,244.8
Cost of sales	(292,148.0)	(288,807.9)	(844,894.6)	(836,136.5)
Gross margin	**90,420.2**	**86,992.1**	**268,763.4**	**255,108.3**
Other operating income	4,112.7	1,526.0	12,330.1	7,759.2
Selling and distribution expenses	(38,036.3)	(35,239.3)	(108,507.7)	(102,009.0)
Administrative expenses	(17,818.3)	(16,640.6)	(53,419.7)	(52,599.2)
Other operating expenses	(874.7)	(305.0)	(1,899.2)	(1,315.8)
Operating profit	**37,803.6**	**36,333.2**	**117,266.9**	**106,943.5**
Financial expenses	(1,844.7)	(1,472.2)	(4,814.6)	(4,479.7)
Financial income	2,654.3	1,642.0	6,518.5	4,617.5
Share of profit (loss) of associated companies	19.3	354.6	(609.2)	914.9
Other income (expenses) – net	237.8	261.5	(461.4)	2,134.7
Profit before tax	**38,870.3**	**37,119.1**	**117,900.2**	**110,130.9**
Income tax expense	(12,745.9)	(13,171.7)	(37,319.0)	(36,846.7)
Profit for the period	**26,124.4**	**23,947.4**	**80,581.2**	**73,284.2**
Attributable to:				
Shareholders of the Company	25,283.6	23,446.6	78,788.0	71,463.5
Minority interests	840.8	500.8	1,793.2	1,820.7
Profit for the period	**26,124.4**	**23,947.4**	**80,581.2**	**73,284.2**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted (in EUR)	2.30	2.12	7.15	6.48

Consolidated Balance Sheets

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR)

ASSETS	End of 3rd Quarter Sept. 30, 2006	Year End Dec. 31, 2005
Property, plant and equipment	546,899.0	531,137.0
Investment property	2,575.7	2,221.2
Intangible assets including goodwill	39,784.5	36,515.0
Investments in associated companies	187.9	187.9
Available-for-sale financial assets	73,832.1	75,094.0
Other financial assets	42,247.8	18,136.9
Deferred income taxes	21,373.3	19,514.2
Non-current assets	**726,900.3**	**682,806.2**
Inventories	186,721.9	174,335.1
Trade receivables	220,479.5	177,154.6
Income tax receivables	15,373.3	14,532.3
Prepaid expenses and other current assets	28,135.0	34,535.8
Cash and cash equivalents	273,165.5	262,993.8
Current assets	**723,875.2**	**663,551.6**
TOTAL ASSETS	**1,450,775.5**	**1,346,357.8**
EQUITY AND LIABILITIES		
Share capital	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,213.4
Treasury shares	(54,477.3)	(53,100.8)
Retained earnings	596,378.1	546,252.9
Other reserves	2,349.8	7,848.1
Equity attributable to shareholders of the Company	**800,704.0**	**757,453.6**
Minority interests	13,696.7	12,230.5
Total equity	**814,400.7**	**769,684.1**
Interest bearing financial liabilities	127,749.6	96,695.5
Financial lease liabilities	1,795.1	2,032.5
Provisions for other non-current liabilities and charges	83,065.9	83,021.2
Deferred income taxes	45,862.0	45,969.9
Non-current liabilities	**258,472.6**	**227,719.1**
Interest bearing financial liabilities	86,370.8	80,537.5
Financial lease liabilities	853.6	7,031.7
Liabilities and provisions for income tax	22,277.8	26,012.9
Trade liabilities	129,135.0	123,641.1
Deferred income and other current liabilities	39,314.8	39,887.4
Provisions for other current liabilities and charges	99,950.2	71,844.0
Current liabilities	**377,902.2**	**348,954.6**
Total liabilities	**636,374.8**	**576,673.7**
TOTAL EQUITY AND LIABILITIES	**1,450,775.5**	**1,346,357.8**

Consolidated Statements of Changes in Equity

(Condensed version in accordance with IFRS, unaudited)

(all amounts in thousands of EUR)	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves	Total	Minority interests	Total equity
	1st – 3rd Quarter							
	Equity attributable to shareholders of the Company							
Balance at January 1, 2006	**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**
Profit for the period				78,788.0		**78,788.0**	1,793.2	**80,581.2**
Profit (loss) directly recognized in equity, net of tax					(5,498.3)	**(5,498.3)**	(37.5)	**(5,535.8)**
Total profit for the period	**0.0**	**0.0**	**0.0**	**78,788.0**	**(5,498.3)**	**73,289.7**	**1,755.7**	**75,045.4**
Dividends paid				(28,662.8)		**(28,662.8)**	(2,551.1)	**(31,213.9)**
Business combinations and dispositions						**0.0**	2,261.6	**2,261.6**
Purchase of treasury shares			(1,376.5)			**(1,376.5)**		**(1,376.5)**
Balance at September 30, 2006	**87,240.0**	**169,213.4**	**(54,477.3)**	**596,378.1**	**2,349.8**	**800,704.0**	**13,696.7**	**814,400.7**
Balance at January 1, 2005	**87,240.0**	**169,213.4**	**(53,100.8)**	**496,734.5**	**3,665.2**	**703,752.3**	**12,228.2**	**715,980.5**
Profit for the period				71,463.5		**71,463.5**	1,820.7	**73,284.2**
Profit (loss) directly recognized in equity, net of tax					4,255.9	**4,255.9**	76.7	**4,332.6**
Total profit for the period	**0.0**	**0.0**	**0.0**	**71,463.5**	**4,255.9**	**75,719.4**	**1,897.4**	**77,616.8**
Dividends paid				(42,994.2)		**(42,994.2)**	(1,294.5)	**(44,288.7)**
Balance at September 30, 2005	**87,240.0**	**169,213.4**	**(53,100.8)**	**525,203.8**	**7,921.1**	**736,477.5**	**12,831.1**	**749,308.6**

Consolidated Cash Flow Statements

(Condensed version in accordance with IFRS, unaudited)

(all amounts in thousands of EUR)	1st – 3rd Quarter Jan. 1 – Sept. 30, 2006	Jan. 1 – Sept. 30, 2005
Cash flow from operating activities	106,072.6	105,129.6
Cash flow from investing activities	(96,534.8)	(59,329.1)
Cash flow from financing activities	797.4	(48,156.9)
Effect of exchange rate changes on cash and cash equivalents	(163.5)	402.8
Net change in cash and cash equivalents (< 3 months)	**10,171.7**	**(1,953.6)**
Cash and cash equivalents (< 3 months) at the beginning of the period	**262,993.8**	**227,582.4**
Cash and cash equivalents (< 3 months) at the end of the period	**273,165.5**	**225,628.8**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:		
Current and non-current available-for-sale financial assets	73,832.1	75,695.6
Total funds available to the Group	**346,997.6**	**301,324.4**

Quarterly Overview

(in accordance with IFRS, unaudited)

Mayr-Melnhof Group

(consolidated in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**	**2nd Quarter 2006**	**3rd Quarter 2006**
Sales	357.1	358.3	375.8	364.0	377.0	354.1	382.6
EBITDA	60.1	57.1	59.0	55.3	59.8	59.6	58.4
EBITDA margin (%)	16.8 %	15.9 %	15.7 %	15.2 %	15.9 %	16.8 %	15.3 %
Operating profit	36.4	34.2	36.3	33.8	40.1	39.4	37.8
Operating margin (%)	10.2 %	9.5 %	9.7 %	9.3 %	10.6 %	11.1 %	9.9 %
Profit before tax	37.4	35.6	37.1	35.3	40.4	38.6	38.9
Income tax expense	(12.1)	(11.6)	(13.1)	(13.8)	(13.0)	(11.5)	(12.8)
Profit for the period	25.3	24.0	24.0	21.5	27.4	27.1	26.1
Net profit margin (%)	7.1 %	6.7 %	6.4 %	5.9 %	7.3 %	7.7 %	6.8 %
Basic and diluted earnings per share (in EUR)	2.23	2.13	2.12	1.91	2.44	2.41	2.30

Divisions

MM Karton

(in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**	**2nd Quarter 2006**	**3rd Quarter 2006**
Sales[1]	185.5	190.4	193.4	197.9	204.0	196.3	201.1
Operating profit	16.9	16.5	13.5	14.9	17.1	16.9	14.1
Operating margin (%)	9.1 %	8.7 %	7.0 %	7.5 %	8.4 %	8.6 %	7.0 %
Tonnage produced (in thousands of tons)	373	389	384	383	388	384	400

MM Packaging

(in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**	**2nd Quarter 2006**	**3rd Quarter 2006**
Sales[1]	200.8	196.6	209.8	195.0	201.3	188.1	210.5
Operating profit	19.5	17.7	22.8	18.9	23.0	22.5	23.7
Operating margin (%)	9.7 %	9.0 %	10.9 %	9.7 %	11.4 %	12.0 %	11.3 %
Tonnage processed (in thousands of tons)	125	125	130	125	130	127	138

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

Mayr-Melnhof Shares

Relative Performance of MM Shares 2006 (December 29, 2005 = 100)


MM
ATX
MSCI (Europe/Container and Packaging)
140
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Okt.

Share price (closing price)	
as of Nov. 8, 2006	142.36 EUR
2006 High	154.33 EUR
2006 Low	117.18 EUR
Stock performance (Year-end 2005 until Nov. 8, 2006)	+20.64 %
Number of shares issued	12 million
Market capitalization as of Nov. 8, 2006 (in millions of EUR)	1,567.90
Trading volume (daily average Q 1-3 2006 in millions of EUR)	4.15

Share Repurchase Program

Since March 19, 2001, the Mayr-Melnhof Group has repurchased 986,348 own shares, which is equivalent to 8.2 % of the capital stock, for EUR 54.5 million including fees. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. Thus, a maximum of further 213,652 shares can be repurchased in the current buy back program lasting from November 18, 2005, to November 18, 2006. The 12th Ordinary Shareholders' Meeting has authorized the Management Board to buy back own shares until October 25, 2007. All transactions are published on the Internet at www.mayr-melnhof.com.

Financial Calendar 2007

March 14, 2007	Financial results for 2006
April 25, 2007	13th Ordinary Shareholders' Meeting - Vienna
May 2, 2007	Ex-dividend day
May 9, 2007	Dividend payment date
May 15, 2007	Results for the 1st quarter of 2007
August 16, 2007	Results for the 1st half-year of 2007
November 15, 2007	Results for the 3rd quarter of 2007

Editorial information

Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6
1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 91180
Fax: +43/ 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com